EXHIBIT 99.3
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[LOGO - ABITIBI CONSOLIDATED]


                                                                         A (TSX)
                                                                      ABY (NYSE)


         ABITIBI-CONSOLIDATED REPORTS FOURTH QUARTER LOSS OF $80 MILLION
           Higher newsprint prices & lower production costs offset by rising C$ throughout 2003

                              OPERATING HIGHLIGHTS
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         Q4 2003                                        FULL YEAR 2003
         -------                                        --------------
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o    Revenue of $1.2 billion                    o   Revenue of $4.8 billion
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o    1.7 million tonnes of paper sold           o   6.4 million tonnes of paper
                                                    sold
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o    Lumber sales of 476 million board feet     o   Lumber sales of 1.9 billion
                                                    board feet
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o    SG&A of $46 million                        o   SG&A of $181 million
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o    Interest expense reduced by 10%            o   Interest expense reduced by
     compared to Q4 2002                            13% in 2003
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MONTREAL, Canada, January 28, 2004 - Abitibi-Consolidated Inc. reported a fourth quarter loss today of $80 million, or 18 cents a share, compared to net earnings of $29 million, or 7 cents a share, in the same quarter of 2002.

Sales in the fourth quarter amounted to $1.2 billion compared with $1.3 billion in Q4 of 2002. The operating loss from continuing operations was $210 million compared with an operating profit from continuing operations of $18 million in the fourth quarter of 2002. (see Table 2 of MD&A)

The fourth quarter operating income was negatively impacted by pre-tax asset write-offs of $67 million taken for the permanent closure of two newsprint machines at the end of 2003, one at Port-Alfred, Quebec and one at Sheldon, Texas (see Table 3 of MD&A). An additional $67 million pre-tax provision was taken for severance and other costs related to the indefinite idling of the Port-Alfred and Lufkin, Texas mills at the end of 2003. A goodwill impairment charge of $21 million, representing all the goodwill related to the Wood Products segment, was also taken in the fourth quarter. The decline in operating income was also due to the stronger Canadian dollar, partly offset by lower production costs and higher prices for newsprint and lumber.

Also included in the current quarter's results is an after-tax gain of $130 million from the translation of foreign currencies, primarily of the Company's U.S. dollar debt, as well as an unfavourable income tax adjustment of $10 million. (see Table 1 of MD&A)

Although not a GAAP-measure, the loss would have been $90 million, or 20 cents per share, before the impact of currency translation and other specific items in the fourth quarter. This compares to a loss of $41 million, or 9 cents a share, in the fourth quarter of 2002. (see Table 1 of MD&A)


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"We have made decisions to reduce costs and put our Company back on track towards profitability," said President and CEO, John W. Weaver. "The US$50 price increase announced for February 1st is not only driven by currency as many have reported, but also reflects a strengthening order book and the economic optimism of our US customers. Our shipment to operating capacity ratio is tighter than it's been since 2000."

2003 RESULTS
For all of 2003, net earnings were $179 million, or 41 cents a share on sales of $4.8 billion compared with 2002 net earnings of $259 million, or 59 cents a share, on sales of $5.1 billion. This includes an after-tax gain of $622 million on the translation of foreign currencies compared to $56 million in 2002. The operating loss from continuing operations amounted to $322 million for the year, compared to an operating profit from continuing operations of $182 million in 2002. (see Table 2 of MD&A)

Although not a GAAP-measure, the loss would have been $369 million, or 84 cents per share before the gain on translation of foreign currencies and the impact of other specific items. This compares to a loss of $159 million or 36 cents a share in 2002. (see Table 1 of MD&A)

In 2003, the Company took 977,000 tonnes of market-related downtime, excluding PanAsia, including 301,000 tonnes taken in the fourth quarter, in order to balance production with orders and reduce inventories. The Company anticipates selling at least as much newsprint in 2004 as it did in 2003, despite having begun the year with 760,000 tonnes indefinitely idled, in addition to having permanently closed 230,000 tonnes at the end of 2003. No further market-related downtime plans are scheduled in 2004. (see Table 3 of MD&A)

"Our focused downtime strategy should save us an additional $125 million in operating costs in 2004," continued Weaver. "As demand for newsprint in North America improves, Abitibi-Consolidated has more levers to take advantage of this rebound than any other producer."

CURRENCY
In the fourth quarter, the Canadian dollar was an average of 19% stronger against the U.S. dollar compared to the fourth quarter of 2002, and 12% higher on average compared with the whole of 2002. The Company estimates the unfavourable impact of the Canadian dollar appreciation, compared to the U.S. currency, on its operating results to be approximately $65 million compared to the same period last year and $161 million for all of 2003.

CAPEX
The Company spent $100 million on capital expenditures during the quarter, for a year-end total of $262 million. The project to convert the Alma, Quebec newsprint mill to produce Equal Offset(R) continued on schedule and on budget. The Company continues to expect the mill to exit newsprint (170,000 tonnes/year) and begin producing Equal Offset(R) (230,000 tonnes/year) in the third quarter of 2004.

Excluding PanAsia's China project, the Company expects 2004 capex to be at roughly the same level as 2003 and include the completion of the Alma project. PanAsia capex will include 2004 spending on the project to build 300,000 tonnes of capacity in China. Shareholders should note that the investment of approximately US$300 million, or less than US$1,000 per tonne, will be funded entirely by PanAsia and the Chinese partner, but the joint venture's capital


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expenditures are 50% proportionally accounted for in Abitibi-Consolidated's results. Therefore, the Company expects 2004 global capital expenditures of between $400 and $450 million.

PANASIA
PanAsia, a 50-50 joint-venture, recorded net earnings of US$6 million and earnings before interest, taxes, depreciation and amortization (EBITDA) of US$25 million in the fourth quarter of 2003, on sales of US$233 million. For all of 2003, PanAsia recorded net earnings of US$36million and EBITDA of US$134 million on sales of US$846 million. This compares to 2002 net earnings of US$91 million and US$218 million in EBITDA on sales of US$797 million. PanAsia's 2003 results were impacted by lower prices, the weakening U.S. dollar as well as higher energy and fibre costs.

CONFERENCE CALL
A conference call hosted by management to discuss quarterly and year-end results will be held today at 11 a.m. (EST). The call will be webcast at www.abitibiconsolidated.com, under the "Investor Relations" section. A slide presentation to be referenced on the call will also be made available in the same section prior to the call. Participants not able to listen to the live call can access a replay along with the slide presentation, both of which will be archived online.

Abitibi-Consolidated is the world's leading producer of newsprint and uncoated groundwood (value-added groundwood) papers as well as a major producer of wood products, generating sales of $ 4.8 billion in 2003. With 16,000 employees, excluding Pan Asia Paper Co. Pte Ltd (PanAsia), the Company does business in more than 70 countries. Responsible for the forest management of 18 million hectares, Abitibi-Consolidated is committed to the sustainability of the natural resources in its care. The Company is also the world's largest recycler of newspapers and magazines, serving 17 metropolitan areas with more than 10,000 Paper Retriever(R) collection points and 14 recycling centres in Canada, the United States and the United Kingdom. Abitibi-Consolidated operates 27 paper mills, 21 sawmills, 4 remanufacturing facilities and 1 engineered wood facility in Canada, the U.S., the UK, South Korea, China and Thailand.

                                      -30-

CONTACTS:

INVESTORS                               MEDIA
Lorne Gorber                            Marc Osborne
Manager, Investor Relations             Manager, Corporate Communications
(514) 394-2360                          & Media Relations
lorne_gorber@abitibiconsolidated.com    (514) 394-2340
                                        marc_osborne@abitibiconsolidated.com

FORWARD-LOOKING STATEMENTS

This disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including: the impact of general economic conditions in the U.S. and Canada and in countries in which the Company and its subsidiaries currently do business; industry conditions, the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in the availability or costs of raw materials or electrical power; changes in existing forestry regulations or changes in how they are administered which could result in the loss of certain contractual or other rights or permits which are material to the Company's business; increased competition; the lack of availability of qualified personnel or management; the outcome of certain litigation; labour unrest; and fluctuation in foreign exchange or interest rates. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.


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